PROVIDENT BANCORP, INC.
                            PROVIDENT CAPITAL TRUST I


                                  June 9, 1999


Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.   20549

                     RE:     EDGAR Form RW
                             Provident Bancorp, Inc.
                             Provident Capital Trust I
                             Form S-3 - File No. 333-15315

Dear Ladies and Gentlemen:

     This is to inform you that the above-referenced Form S-3 filed November 1, 1996 has been abandoned by the Registrants, Provident Bancorp, Inc., now known as Provident Financial Group, Inc. and Provident Capital Trust I. No securities have been or will be offered or sold issued pursuant to this Registration Statement.

     On behalf of the Registrants, I hereby request that this Registration Statement be withdrawn pursuant to Rule 477 of Regulation C under the Securities Act of 1933.

                                  Yours truly,

                                  PROVIDENT BANCORP, INC.
                                  (now known as Provident Financial Group, Inc.)

                                  PROVIDENT CAPITAL TRUST I



                                  BY:   /s/Mark E. Magee
                                      -----------------------------------------
                                       Mark E. Magee
                                       Agent for Service named in
                                       Registration Statement No. 333-15315

slh

cc:      Ms. Jessica Livingston
         Office of Division of Corporation Finance